

Mail Stop 0407

July 14, 2005

Anthony S. Conigliaro
Chief Financial Officer
CNE Group, Inc.
200 West 57th Street
Suite 507
New York, NY 10019

> **Re: CNE Group, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2004**
> **Filed April 15, 2005**
>
> **Form 10-QSB for the quarterly period ended March 31, 2005**
> **File No. 001-9224**

Dear Mr. Anthony S. Conigliaro:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2004

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. Please tell us why you include the opinion of Rosen Seymour Shapss Martin &
    Company. We note that Wheeler, Herman, Hopkins & Lagor P.A. issued their
    opinion on each of the years in the two-year period ended December 31, 2004.

Note A – The Company, page F-9

2. We note that CareerEngine, SRC, and ECI were acquired in 2003. Please provide us
    with details on the following:
    - the majority owners and their respective ownership interest in CareerEngine,
      CNE Group, SRC, and ECI prior to the date you acquired Career,
    - whether at the date of acquisition of CareerEngine, you contemplated the
      acquisition of SRC and ECI,
    - how CNE Group was formed,
    - how you determined the accounting acquirer in these transactions,
    - how you determined the fair value of the stock and warrants issued in the
      transactions,
    - and the guidance used in your accounting

3. Please tell us why you have not filed the financial statements of SRC and ECI as
    required by rule 3-05 of Regulation S-X.

Note B – Significant Accounting Policies

[16] Intellectual Property Rights and Goodwill, page F-21

4. Tell in detail how you performed your impairment test to conclude that your goodwill
    was not impaired at 12/31/2004. In this regard we note your recurring losses and
    negative cash flows from operations.

5. Please tell us how you determined the reporting unit level used in your impairment
    testing as outlined by SFAS 142 paragraph 30.

Item 8A. Controls and Procedures, page 51

6. We note your disclosure that "[t]here have been no significant changes in the
    Company's internal controls or in other factors that could significantly affect internal

controls subsequent to this evaluation." (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Form 10-QSB for the quarterly period ended March 31, 2005

Item 3. Controls and Procedures, page 23

7. Please refer to comment 3 above. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fiscal quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

*   *   *   *

As appropriate, please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director